FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO. 333-160463

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

SUPPLEMENT NO. 16 DATED JUNE 21, 2011

TO THE PROSPECTUS DATED JUNE 16, 2010

This document supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT, Inc. dated June 16, 2010, Supplement No. 13 dated April 15, 2011, Supplement No. 14 dated April 29, 2011 and Supplement No. 15 dated May 17, 2011. As used herein, the terms “we,” “our” and “us” refer to Resource Real Estate Opportunity REIT, Inc. and, as required by context, Resource Real Estate Opportunity OP, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our offering;

•	our acquisition of a promissory note secured by a mortgage on a multifamily property in Philadelphia, Pennsylvania; and

•	the execution of a bridge loan in connection with the promissory note acquisition.

Status of the Offering

We commenced this initial public offering of shares of our common stock on June 16, 2010. As of June 17, 2011, we had accepted aggregate gross offering proceeds of $35.8 million related to the sale of 3.7 million shares of stock, all of which were sold in the primary offering. As of June 17, 2011, approximately 70.0 million shares of our common stock remain available for sale in our primary offering, and 7,500,000 shares of our common stock remain available for issuance under our distribution reinvestment plan.

Iroquois Loan Acquisition

On June 17, 2011, we, through a wholly owned subsidiary, purchased, at a discount, a non-performing promissory note (the “Note”), secured by a first priority mortgage on a multifamily rental apartment community, from an unaffiliated seller, JPMorgan Chase Bank. The contract purchase price for the Note was $12.0 million, excluding closing costs, and was funded with the proceeds from a $1.35 million loan from a related-party and $10.65 million of proceeds from this offering. The contract purchase price was approximately 79.4% of the $15.1 million outstanding principal balance of the Note (as of June 13, 2011). The Note was originated in June 2007 in the original principal amount of $13.8 million. The borrowers, Brookside Iroquois, LLC and GJBH Iroquois, LLC, as tenants in common (the “Borrowers”), have been in monetary default since September 2010.

The Note is secured by a mortgage (the “Mortgage”) encumbering the Iroquois Apartments (“Iroquois”), a 133-unit apartment community located in Philadelphia, Pennsylvania which was constructed in 1961. Iroquois is a 13-story building that, in addition to its apartment units, contains five commercial spaces, two of which are occupied, and a number of antennae on the roof that generate additional income. Iroquois offers tenants amenities including a parking garage, washer/dryer hookups and city views. The purchase price represents a 58.9% discount to our estimate of the replacement coast of the building if built today.

Iroquois is located directly off of City Avenue in Philadelphia, in close proximity to both St. Joseph’s University and the Philadelphia College of Osteopathic Medicine. Iroquois is located approximately one mile from the intersection of City Avenue and I-76, a major east-west thoroughfare between Philadelphia and its suburbs, and is surrounded by a large concentration of retail and office space.

The Borrowers are not affiliated with us or our advisor. Our plans with respect to the Note include, but are not limited to, restructuring the loan, negotiating a discounted payoff of the Note with the Borrower, selling the Note or foreclosing on the property securing the loan. As of June 17, 2011, the outstanding loan balance on the Note was approximately $15.1 million, including all unpaid interest and late fees.

Financing

On June 17, 2011, we entered into a $1.35 million bridge loan (the “Bridge Loan”) with our advisor. We used the proceeds of the Bridge Loan to partially finance the acquisition of the Note. The Bridge Loan is scheduled to mature on December 17, 2011, at which point the outstanding balance of the principal and all accrued and unpaid interest will be due and payable.

The Bridge loan incurs interest at an annual rate of 6.5%. We have the right to prepay the Bridge Loan at any time in whole or in part without premium or penalty. The Bridge Loan is secured by all of our rights and interests under the Note.

The Bridge Loan requires us to comply with certain affirmative and negative covenants. We are currently in compliance with all such covenants. Although we expect to remain in compliance with these covenants for the duration of the term of the Bridge Loan, we cannot assure you that we will continue to be in compliance.